TRANS HEX GROUP LIMITED

REG NO. 1963/007579/06

TRANS HEX

405 VOORTREKKER RD PAROW 7500 PO BOX 723 PAROW 7499 CAPE TOWN SOUTH AFRICA REPUBLIC OF SOUTH AFRICA
TEL +27 21 937[redacted].co.za EMAIL info@transhex.co.za

04035689

GJZ/mb/ADR
2004-07-05

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
ANNUAL FINANCIAL REPORT FOR THE YEAR ENDED 31 MARCH 2004

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find the following documentation :

1) A copy of Form CM 29 dated 19 January 2004 which was sent to the Registrar of Companies thereby notifying the Registrar of the resignation of Mr C Gardner as executive director of Trans Hex Group Limited. The JSE Securities Exchange South Africa has received copies thereof;

2) A copy our Annual Financial Report for the year ended 31 March 2004.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 9372000 should you have any queries regarding the above.

Yours faithfully

G J ZACHARIAS
COMPANY SECRETARY

dlw 7/21

01 MAR 2004

HOOFKANTOOR


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 20/02/2004

Our Reference: 14145879
Box: **45267**
Sequence: **51**

TRANS HEX GROEP
POSBUS 723
PAROW
7499

RE: Amendment to Company Registration
Company Number: 1963/007579/06
Company Name: TRANS HEX GROEP

We have received a CM29 from you dated 19/01/2004.

The CM29 was accepted and placed on file.

Change Record
Surname = BUHRMANN
First Names = WILHELM EMIL
Status = Active
Change Record
Surname = MARTIN
First Names = ALWYN REGINALD
Status = Active
Change Record
Surname = VAN ROOYEN
First Names = BERNARD RENIER
Status = Active
Change Record
Surname = HOOGENHOUT
First Names = DANIEL MARAIS
Status = Active
Change Record
Surname = WILLCOX
First Names = MARK JOHN
Status = Active
Change Record
Surname = HERTZOG
First Names = EDWIN DEL HARPE
Status = Active
Change Record
Surname = ZACHARIAS
First Names = GEORGE JOHN
Status = Active
Change Record
Surname = SEXWALE
First Names = TOKYO MOSIMA GABRIEL
Status = Active
Change Record
Surname = GARDENER
First Names = CALVYN
Status = Resigned
Change Record
Surname = LOUBSER
First Names = MAGDELENA SUSANNA
Status = Active
Change Record
Surname = KRIGE
First Names = ALWYN MERWE
Status = Active

Yours truly

Registrar of Companies

SHN

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Inhoud van Register van Direkteure, Ouditeure en Beamptes

Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

Opgawe van besonderhede soos op /
Return of Particulars as at 19 January 2004

Verklaring / Statement

Ek, GEORGE JOHN ZACHARIAS
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingev artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ______
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ______
Datum
Date 19 January 2004

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	BüHRMANN
2. Volle voorname/Full forenames	WILHELM EMIL
3. e van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 5 0 4 2 4 5 1 3 1 0 0 4
5. (a) Datum van aanstelling/Date of appointment (b) Betiteling/Designation	4 February 1994 Director
6. Woonadres/Residential address	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7. Besigheidadres/Business address	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8. Posadres/Postal address	P O BOX 456 STELLENBOSCH 7599
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	GROUP INVESTMENT MANAGER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.: HERTZOG
2.: EDWIN DE LA HARPE
3.:
4.: Jaar Maand Dag / Year Month Day
4|9|0|8|2|0|5|0|6|0|0|0|7
5.: (a) 1 June 1990
(b) Director
6.: 9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.: MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.: P O BOX 456 STELLENBOSCH 7599
9.: South African
10.: BUSINESSMAN
11.: Yes
12.: No Change

1.: HOOGENHOUT
2.: DANIEL MARAIS
3.:
4.: Jaar Maand Dag / Year Month Day
5|3|1|1|2|1|5|0|9|1|0|0|6
5.: (a) 2 June 1988
(b) Director
6.: 21 JONKERSHOEK STREET STELLENBOSCH 7600
7.: 405 VOORTREKKER ROAD PAROW 7500
8.: P O BOX 723 PAROW 7499
9.: South African
10.: BUSINESSMAN
11.: Yes
12.: No Change

1.: MARTIN
2.: ALWYN REGINALD
3.:
4.: Jaar Maand Dag / Year Month Day
3|8|0|5|0|9|5|1|1|8|0|1|3
5.: (a) 20 November 1997
(b) Director
6.: 9 CEDAR ROAD NUWELAND 7700
7.: 300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.: PRIVATE BAG X71 HALFWAY HOUSE 1685
9.: South African
10.: MANAGING DIRECTOR
11.: Yes
12.: No Change

1.: SEXWALE
2.: TOKYO MOSIMA GABRIEL
3.:
4.: Jaar Maand Dag / Year Month Day
5|3|0|3|0|5|5|7|5|5|0|8|9
5.: (a) 29 February 2000
(b) Director
6.: NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.: NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.: P O BOX 3047 HOUGHTON 2041
9.: South African
10.: BUSINESSMAN
11.: Yes
12.: No Change

1.: WILLCOX
2.: MARK JOHN
3.:
4.: Jaar Maand Dag / Year Month Day
7|0|0|1|0|8|5|0|2|2|0|8|6
5.: (a) 15 May 2000
(b) Director
6.: 3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.: 3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.: 3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.: South African
10.: BUSINESSMAN
11.: Yes
12.: No Change

1.: LOUBSER
2.: MAGDALENA SUSANNA
3.:
4.: Jaar Maand Dag / Year Month Day
5|9|1|2|1|9|0|0|1|6|0|8|0
5.: (a) 23 November 2001
(b) Director
6.: 108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.: 405 VOORTREKKER ROAD PAROW 7500
8.: P O BOX 723 PAROW 7499
9.: South African
10.: FINANCIAL DIRECTOR
11.: Yes
12.: No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	KRIGE
2.:	ALWYN MERWE
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5504145002081
5.: (a)	27 May 2002
(b)	Director
6.:	15 ROKEWOOD DIE BOORD STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : LAND DIVISION
11.:	Yes
12.:	No Change

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.: Jaar/Year Maand/Month Dag/Day	3309225073008
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 19 January 2004

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/
KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE
PERSONAL PARTICULARS

1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.	
9.:	
10.:	
11.:	
12.:	
13.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	No change

1963/007579/06

LIST OF DIRECTORS CONTINUED.......

1.:	GARDNER
2.:	CALVYN
3.:	
4.:	Jaar Year / Maand Month / Dag Day 6 | 2 | 0 | 8 | 1 | 9 | 5 | 0 | 3 | 7 | 0 | 8 | 3
5.: (a)	1 September 2001
5.: (b)	Director
6.:	405 VOORTREKKER ROAD PAROW 7500
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	CHIEF EXECUTIVE OFFICER
11.:	Yes
12.:	Resigned - 2 January 2004

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

2 January 2004

The Company Secretary
Trans Hex Group Limited
405 Voortrekker Road
PAROW
7500

Dear Sir

RESIGNATION AS DIRECTOR

I hereby tender my resignation as director of Trans Hex Group Limited and its subsidiaries as listed below with immediate effect.

Company	Registration No.
Namex (Edms) Bpk	1959/002959/07
Oranje-Kunene (Diamante) Bpk	1963/901870/06
Trans Hex Bemarking Bpk	1972/000227/06
Trans Hex Diamante Bpk	1969/002820/06
Trans Hex Finansiering Bpk	1965/001086/06
Benguela Concessions Limited	1988/003608/06
Trans Hex Marine (Namibia) (Pty) Ltd	89/359
Trans Hex Operations (Pty) Ltd	1968/012100/07
Marine West (Pty) Ltd	1969/007141/07
Moonstone Diamonds (Namibia) (Pty) Ltd	98/003
Moonstone Diamonds (South Africa) Pty Ltd	1995/006309/10
Hoanib Diamonds (Pty) Ltd	98/567
Mvelaphanda Exploration (Pty) Ltd	1971/008673/07
Newdico (Pty) Ltd	88/384
Northbank Diamonds Ltd	96/280
Ocean Diamond Mining 14C (Pty) Ltd	1991/002571/07
Ocean Diamond Mining 6C (Pty) Ltd	1991/002572/07
Trans Hex Namibia (Pty) Ltd	96/0031
Trans Hex Angola Limitada	2553
Mvelaphanda Trade Solutions (Pty) Limited	2001/022978/07
Trans Hex UK Limited	04769813

Yours sincerely

C GARDNER